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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
       ISSUER TENDER OFFER STATEMENT (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                              (AMENDMENT NO.     )

                                 U S WEST, INC.
                              U S WEST FINANCING I
                             U S WEST FINANCING II
                                (Name of Issuer)

                         U S WEST CAPITAL FUNDING, INC.
                      (Name of Person(s) Filing Statement)

  7.96% TRUST ORIGINATED PREFERRED SECURITIES                       90338D204
     (LIQUIDATION AMOUNT $25 PER SECURITY)
            OF U S WEST FINANCING I
 8 1/4% TRUST ORIGINATED PREFERRED SECURITIES                       90338M204
     (LIQUIDATION AMOUNT $25 PER SECURITY)
           OF U S WEST FINANCING II
   GUARANTEES BY U S WEST, INC. OF PREFERRED
                  SECURITIES
            OF U S WEST FINANCING I
           AND U S WEST FINANCING II
        (Title of Class of Securities)                (CUSIP Number of Class of Securities)

                             STEPHEN E. BRILZ, ESQ.
                                 U S WEST, INC.
                             7800 EAST ORCHARD ROAD
                           ENGLEWOOD, COLORADO 80111
                                 (303) 793-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications of Behalf of Person(s) Filing Statement)

                                   COPIES TO:

                             DENNIS J. BLOCK, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE
                      $1,132,800,000                                                  $226,560

* The transaction value shown is only for the purpose of calculating the filing fee. The calculation of the filing fee is based upon the market value of the 7.96% Trust Originated Preferred Securities (liquidation amount $25 per security) of U S WEST Financing I and the 8 1/4% Trust Originated Preferred Securities (liquidation amount $25 per security) of U S WEST Financing II to be received by the registrants or cancelled in the exchange as established by the price of securities of the same class, as determined by the average of the high and low prices reported in the consolidated reporting system as of May 4, 1998. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended and Rule 0-11(b)(2) promulgated thereunder.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                           Filing party:
                           U S WEST
Amount previously paid:    Capital
$327,252                   Funding, Inc.
                           Date filed:
Form or registration no.:  April 15,
333-50227                  1998

    INSTRUCTION. When submitting this statement in paper format, ten copies of this statement, including all exhibits, shall be filed with the Commission.

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
                             INTRODUCTORY STATEMENT

    This Schedule 13E-4 relates to (a) the offer by U S WEST Capital Funding, Inc. ("Capital Funding") to holders of 7.96% Trust Originated Preferred Securities (the "Old Series I Preferred Securities") of U S WEST Financing I (the "Old Series I Trust") to exchange their securities for either (i) an equal amount of 9.30% Trust Originated Preferred Securities (the "New Series I Preferred Securities") of MediaOne Finance Trust I (the "New Series I Trust") or
(ii) $25.75 in cash per Old Series I Preferred Security and (b) the offer by Capital Funding to holders of 8 1/4% Trust Originated Preferred Securities (the "Old Series II Preferred Securities" and, together with the Old Series I Preferred Securities, the "Old Preferred Securities") of U S WEST Financing II (the "Old Series II Trust") to exchange their securities for either (i) an equal amount of 9 1/2% Trust Originated Preferred Securities (the "New Series II Preferred Securities" and, together with the New Series I Preferred Securities, the "New Preferred Securities") of MediaOne Finance Trust II (the "New Series II Trust") or (ii) $26.30 in cash per Old Series II Preferred Security. The Old Series I Preferred Securities and the Old Series II Preferred Securities are guaranteed (the "Guarantees"), to the extent the applicable trust has funds available therefor, by U S WEST, Inc. ("U S WEST"). Each of the offers is referred to herein individually as an "Offer" and collectively as the "Offers." Each Offer is being made on the terms and subject to the conditions set forth in an Offer to Exchange and Consent Solicitation, dated May 8, 1998 (the "Offer to Exchange"), and the related Letter of Transmittal and Consent (the "Letter of Transmittal"). Copies of the Offer to Exchange and the related Letter of Transmittal are filed as exhibits (a)(1) and (a)(2) hereto.

ITEM 1.  SECURITY AND ISSUER.

(a)        The issuer of the Old Series I Preferred Securities is the Old Series I Trust. The issuer of the Old
           Series II Preferred Securities is the Old Series II Trust. The issuer of the Guarantees is U S WEST. The address of each of the issuers' principal executive office is 7800 East Orchard Road, Englewood Colorado
           80111.
(b)        The information contained in "Chapter 3: The Offers and Consent Solicitations--The Offers-- Terms of the
           Offers" and "--Conditions to the Offers" of the Offer to Exchange is incorporated herein by reference. To the best knowledge of Capital Funding, no Old Preferred Securities are being purchased from any officer, director or affiliate of the Old Series I Trust or the Old Series II Trust.
(c)        The information set forth in "Chapter 8: Certain Other Matters--Market Price Data" of the Offer to
           Exchange is incorporated herein by reference.
(d)        Capital Funding is filing this statement. The address of Capital Funding is 7800 East Orchard Road,
           Englewood Colorado 80111. Capital Funding is a wholly owned subsidiary of U S WEST. U S WEST owns all of the common securities of the Old Series I Trust and the Old Series II Trust.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)        The information set forth in "Chapter 4: The Separation--The Refinancing" of the Offer to Exchange is
           incorporated herein by reference.
(b)        The information set forth in "Chapter 4: The Separation--The Refinancing" of the Offer to Exchange is
           incorporated herein by reference.

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ITEM 3.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR
  AFFILIATE.

    The information set forth in "Chapter 3: The Offers and Consent Solicitations--The Offers--Purpose of the Offers," "--General" and "Chapter 4: The Separation--The Refinancing" of the Offer to Exchange is incorporated herein by reference.

(a)        The information set forth in "Chapter 3: The Offers and Consent
           Solicitations--Listing and Trading of New Preferred Securities and Old Preferred
           Securities" of the Offer to Exchange is incorporated herein by reference.
(b)        The information set forth in "Chapter 4: The Separation--The Separation" and "--The
           Refinancing" of the Offer to Exchange is incorporated herein by reference.
(c)        The information set forth in "Chapter 4: The Separation--The Separation" and "--The
           Refinancing" of the Offer to Exchange is incorporated herein by reference.
(d)        The information set forth in "Chapter 5: Information About MediaOne--Management of
           MediaOne" of the Offer to Exchange is incorporated herein by reference.
(e)        The information set forth in "Chapter 3: The Offers and Consent Solicitations--The
           Offers," "Chapter 4: The Separation--The Separation" and "--The Refinancing" and
           "Chapter 6: The New Preferred Securities--Comparison of Rights of Securityholders"
           of the Offer to Exchange is incorporated herein by reference.
(f)        The information set forth in "Chapter 4: The Separation--The Separation" and "--The
           Refinancing" of the Offer to Exchange is incorporated herein by reference.
(g)        Not applicable.
(h)        The information set forth in "Chapter 4: The Separation--The Separation" of the
           Offer to Exchange is incorporated herein by reference.
(i)        The information set forth in "Chapter 4: The Separation--The Separation" of the
           Offer to Exchange is incorporated herein by reference.
(j)        Not applicable.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

    Not applicable.

ITEM 5. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    None.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "Chapter 8: Certain Other Matters--Dealer Managers; Soliciting Dealers" and "--The Exchange Agent and Information Agent" of the Offer to Exchange is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

(a)        The following documents, which have been filed by U S WEST (File No. 1-8611) with the Securities and Exchange Commission (the "Commission") under the Securities
           Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference:
(1)        U S WEST's Annual Report on Form 10-K for the year ended December 31, 1997 (as amended by Form 10-K/A filed April 13, 1998).
(2)        U S WEST's Current Reports on Form 8-K January 29, 1998, February 17, 1998, March
           25, 1998 (as amended by Form 8-K/A filed April 13, 1998), April 17, 1998 and May 5,
           1998.
           All documents filed with the Commission by U S WEST pursuant to Section 13(a),
           13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date any such document is filed.
           Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.
(b)        The information set forth in "Chapter 5: Information About MediaOne--MediaOne
           Unaudited Pro Forma Condensed Combined Financial Statements" of the Offer to
           Exchange is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

(a)        None.
(b)        None, except for compliance with the Exchange Act and the rules and regulations promulgated thereunder and compliance with applicable requirements of state securities or "blue sky" laws.
(c)        None.
(d)        None.
(e)        Reference is hereby made to the exhibits hereto, which are incorporated in their entirety herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)        Exhibit (a)(1)     Offer to Exchange and Consent Solicitation, dated May 8, 1998.
           Exhibit (a)(2)     Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99-A to the Registration Statement on Form
                              S-4 filed by U S WEST, Inc., MediaOne Group Funding, Inc.,
                              MediaOne Finance Trust I and MediaOne Finance Trust II with the
                              Commission on April 15, 1998 (Registration No. 333-50227) (the
                              "Registration Statement)).
           Exhibit (a)(3)     Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99-B to the Registration Statement).
           Exhibit (a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                              Companies and Other Nominees (incorporated by reference to Exhibit
                              99-C to the Registration Statement).

           Exhibit (a)(5)     Form of Letter to Clients (incorporated by reference to Exhibit
                              99-D to the Registration Statement).
(c)        Exhibit (c)(1)     Separation Agreement between U S WEST, Inc. (to be renamed
                              "MediaOne Group, Inc.") and USW-C, Inc. (to be renamed "U S WEST,
                              Inc.") (incorporated by reference to Exhibit 2-A to the
                              Registration Statement).
(d)        Exhibit (d)(1)     Tax Opinion of Weil, Gotshal & Manges LLP (incorporated by reference to Exhibit 8-A to the Registration Statement).
(e)        Exhibit (e)(1)     See Exhibit (a)(1) hereto.
(f)        None.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                U S WEST, INC.

                                By:             /s/ STEPHEN E. BRILZ
                                     -----------------------------------------
                                               Name: Stephen E. Brilz
                                             Title: ASSISTANT SECRETARY

Dated: May 8, 1998

                                 EXHIBIT INDEX

 EXHIBIT                                                  DESCRIPTION
---------  ---------------------------------------------------------------------------------------------------------
   (a)(1)  Offer to Exchange and Consent Solicitation, dated May 8, 1998.

   (a)(2)  Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99-A to the Registration
           Statement).

   (a)(3)  Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99-B to the Registration
           Statement).

   (a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99-C to the Registration Statement).

   (a)(5)  Form of Letter to Clients (incorporated by reference to Exhibit 99-D to the Registration Statement).

   (c)(1)  Form of Separation Agreement between U S WEST, Inc. (to be renamed "MediaOne Group, Inc.") and USW-C,
           Inc. (to be renamed "U S WEST, Inc.") (incorporated by reference to Exhibit 2-A to the Registration
           Statement).

   (d)(1)  Tax Opinion of Weil, Gotshal & Manges LLP (incorporated by reference to Exhibit 8-A to the Registration
           Statement).

   (e)(1)  See Exhibit (a)(1) hereto.

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